                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         AMERICAN REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029174-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75201
                                 (214) 969-7600
                           (214) 528-3838 (Facsimile)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9
-------------------------------------------------------------------------------------------------------------------

     1)           Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  One Realco Corporation, FEI No. 75-2338496
                  .................................................................................................
-------------------------------------------------------------------------------------------------------------------

     2)           Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) .............................................................................................
                  (b) .............................................................................................
-------------------------------------------------------------------------------------------------------------------

     3)           SEC Use Only ....................................................................................
-------------------------------------------------------------------------------------------------------------------

                                                     OO
     4)           Source of Funds (See Instructions) ..............................................................
-------------------------------------------------------------------------------------------------------------------

     5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .............
                  .................................................................................................

-------------------------------------------------------------------------------------------------------------------

                                                     Nevada
     6)           Citizenship or Place of Organization  ....................................................................
-------------------------------------------------------------------------------------------------------------------
                                                              1,437,209
                  7)       Sole Voting Power ......................................................................
 Number of
Shares Bene-      -------------------------------------------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power ....................................................................
Each Report-
ing Person        -------------------------------------------------------------------------------------------------
With                                                          1,437,209
                  9)       Sole Dispositive Power .................................................................

                  -------------------------------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...............................................................
-------------------------------------------------------------------------------------------------------------------

                                                                                        1,437,209
     11)          Aggregate Amount Beneficially Owned by Each Reporting Person ....................................
-------------------------------------------------------------------------------------------------------------------

     12)          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ............
                  .................................................................................................
-------------------------------------------------------------------------------------------------------------------
                                                                       12.63%
     13)          Percent of Class Represented by Amount in Row (11) ..............................................
-------------------------------------------------------------------------------------------------------------------

                                                              CO
     14)          Type of Reporting Person (See Instructions) .....................................................
                  .................................................................................................
                  .................................................................................................

     CUSIP No. 029174-10-9
-------------------------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                    New Starr Corporation, FEI No. 75-2846650
         ..........................................................................................................
-------------------------------------------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ......................................................................................................
         (b)  .....................................................................................................
-------------------------------------------------------------------------------------------------------------------

     3)  SEC Use Only .............................................................................................
-------------------------------------------------------------------------------------------------------------------

                                                     OO
     4)  Source of Funds (See Instructions) .......................................................................
-------------------------------------------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ......................
         ..........................................................................................................
-------------------------------------------------------------------------------------------------------------------

                                                     Nevada
     6)  Citizenship or Place of Organization  ....................................................................
-------------------------------------------------------------------------------------------------------------------
                                                              234,450
                  7)       Sole Voting Power ......................................................................
 Number of
Shares Bene-      -------------------------------------------------------------------------------------------------
 ficially                                                     -0-
 Owned by         8)       Shared Voting Power ....................................................................
Each Report-
ing Person        -------------------------------------------------------------------------------------------------
With                                                          234,450
                  9)       Sole Dispositive Power .................................................................

                  -------------------------------------------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...............................................................
-------------------------------------------------------------------------------------------------------------------

                                                                                        234,450
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .............................................
-------------------------------------------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .....................
         ..........................................................................................................
-------------------------------------------------------------------------------------------------------------------
                                                                       2.06%
     13) Percent of Class Represented by Amount in Row (11) .......................................................
-------------------------------------------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..............................................................
         ..........................................................................................................
         ..........................................................................................................

ITEM 1. SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D (this "Amendment No. 2") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), and amends the original Statement on Schedule 13D and Amendment No. 1 thereto (the "Amended Statement") previously filed with the Securities and Exchange Commission (the "Commission") by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 2 to Schedule 13D is being filed to correct the number of shares owned by One Realco Corporation and New Starr Corporation.

ITEM 2. IDENTITY AND BACKGROUND

         This Amendment No. 2 is filed on behalf of One Realco Corporation, a Nevada corporation ("One Realco"), and New Starr Corporation, a Nevada corporation ("New Starr"). One Realco has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074, and New Starr has its principal executive offices located at 1750 Valley View Lane, Suite 130, Farmers Branch, Texas 75234. One Realco and New Starr are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because New Starr is a wholly-owned subsidiary of One Realco.

         There has been no change in the information provided under Item 2, Identity and Background in Amendment No. 1 to Statement on Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid by One Realco to acquire the 25,293 Shares described in Item 5(c) below came from the working capital of One Realco, and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended as follows:

         (a) According to the latest information available from the Issuer, as of July 31, 2002, the total number of issued and outstanding Shares was 11,375,127 Shares. As of September 16, 2002, after giving effect to the transactions described in (c) below, the Reporting Persons own and hold directly and beneficially the following Shares:


                                              No. of Shares        Approximate
   Name                                      Owned Directly        % of Class
----------                                  ---------------     ---------------
One Realco                                        1,437,209               12.63%
New Starr                                           234,450                2.06%
                                            ---------------     ---------------
  TOTALS                                          1,671,659               14.69%
                                            ===============     ===============

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of One Realco may be deemed to beneficially own the number of Shares owned by One Realco described above; each of the directors of New Starr may be deemed to beneficially own the Shares held directly by New Starr; those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


                                                         No. of Shares               % of
Name of Director                 Entity               Beneficially Owned             Class
----------------                 ------               ------------------        ---------------
Ronald F. Akin                 One Realco                    1,671,659                    14.69%
                              and New Starr
F. Terry Shumate               One Realco
                              and New Starr                  1,671,659                    14.69%
                                                       ---------------          ---------------

         Total Units beneficially
         owned by Reporting Persons
         and individuals listed
         above                                               1,671,659                    14.69%
                                                       ===============          ===============

         (b) Each of the directors of One Realco share voting and dispositive power over the 1,437,209 Shares held by One Realco. Each of the directors of New Starr have shared voting and dispositive power over the 234,450 Shares held by New Starr.

         (c) In its original Statement on Schedule 13D, One Realco reported that it had received 1,519,972 Shares in conversion of 1,670,299 shares of American Realty Trust, Inc. ("ART") Common Stock pursuant to the consummation of a merger involving the Issuer at a conversion ratio of 0.91 Shares for each share of ART Common

Stock. In fact, by virtue of automatic dividend reinvestments and similar sales of ART Common Stock in 1999, at the time of consummation of the Merger, One Realco held only 1,551,558 shares of ART Common Stock, which converted, effective August 3, 2000, into 1,411,916 Shares, the number which was subsequently reported in Amendment No. 1 to Statement on Schedule 13D.

                  In Amendment No. 1 to Schedule 13D dated October 1, 2001, a small error was made in the number of Shares reported as owned by New Starr by reporting ownership of 200 more Shares. In fact, the number of Shares owned by New Starr was (and continues to be) 234,450 Shares.

                  On October 19, 2001, One Realco purchased 25,293 Shares (approximately 0.2% of the outstanding) in an open market transaction at a price of $11.53 per share (a total of $291,628.29).

                  On February 6, 2002, 84,450 shares owned by New Starr were pledged as an accommodation pledge as additional collateral to a lender for a loan to Basic Capital Management, Inc. During March 2002, such 84,450 shares owned by New Starr were delivered to One Realco in certificated form in One Realco's name. While record ownership was in the name of One Realco, beneficial ownership of such 84,450 shares remained in New Starr. On September 13, 2002, One Realco transferred record ownership of such 84,450 shares to New Starr, the beneficial owner of such shares.

                  On December 4, 2001, One Realco entered into a Stock Purchase Agreement to purchase from an unaffiliated Trust 10,000 Shares. One Realco transferred the right to receive the 10,000 Shares to Basic Capital Management, Inc. On December 28, 2001, One Realco advanced payment of an aggregate of $160,189.71 purchase price under such Stock Purchase Agreement ($16.02 per Share) for the benefit of Basic Capital Management, Inc. which became entitled to the 10,000 Shares. One Realco received on December 31, 2001, reimbursement in the same amount from Basic Capital Management, Inc. which received the 10,000 Shares in its account on April 15, 2002.

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of held by One Realco and New Starr.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended to read as follows:

         On September 16, 2002, all 1,437,209 Shares owned by One Realco were pledged to Consolidated National Corporation, a Florida corporation ("CNC") in connection with a line of credit loan of up to $8,000,000 jointly to Basic Capital Management, Inc. ("BCM"), Triad Realty Services, Ltd. ("Triad") and One Realco from CNC which has a scheduled maturity date of December 16, 2002. CNC is not affiliated with One Realco. The pledge arrangement contains only standard default and similar provisions, the operation of which should not give any other person immediate voting or investment power over such 1,437,209 Shares owned by One Realco.

         Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

         Dated: September 24, 2002.

                                    ONE REALCO CORPORATION


                                    By:      /s/ F. Terry Shumate
                                        --------------------------------------
                                             F. Terry Shumate,
                                             Vice President, Secretary and
                                             Treasurer


                                    NEW STARR CORPORATION


                                    By:      /s/ F. Terry Shumate
                                        --------------------------------------
                                             F. Terry Shumate,
                                             Vice President, Secretary and
                                             Treasurer